UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939

Concordia International Corp.
(Name of Applicant)

5770 Hurontario Street, Suite 310,
Mississauga, Ontario, L5R 3G5
(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
8.000% First Lien Senior Secured Notes due 2024	Up to US$300,000,000 aggregate principal amount

Approximate Date of Proposed Public Offering:
Upon the Completion Date of the Recapitalization Transaction referred to herein.

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(Name and Address of Agent for Service)

With a copy to:
Gregory Fernicola, Esq.
Michael Saliba, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.	General Information.

Concordia International Corp. (the “Issuer”) is a corporation continued under the laws of Canada.

2.	Securities Act Exemption Applicable.

Pursuant to a recapitalization transaction (the “Recapitalization Transaction”) to be implemented pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), the Issuer intends to exchange, among other things, approximately US$2.2 billion aggregate principal amount of the Issuer’s outstanding secured indebtedness (the “Secured Debt”) for cash and new secured indebtedness, comprised of new senior secured term loans and new 8.000% First Lien Senior Secured Notes due 2024 (the “Notes”), in each case, as more fully described in the Issuer’s Management Information Circular, dated May 15, 2018 (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

Registration of the distribution of the Notes under the Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act. The Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the Indenture, see Item 8 of this Application.

Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for, in relevant part:

“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests... where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the Notes.

(a)	Exchange.

Pursuant to the Arrangement, the Notes, among other things, will be issued in exchange for the existing Secured Debt as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

(b)	Fairness Hearing.

On May 2, 2018, the Ontario Superior Court of Justice (the “Court”) entered an Interim Order, which, among other things, authorized:  (i) the Issuer to send the Information Circular to the holders (the “Secured Debtholders”) of its existing Secured Debt, the holders (the “Unsecured Debtholders” and, together with the Secured Debtholders, the “Debtholders”) of its outstanding affected unsecured indebtedness (the “Unsecured Debt” and, together, with the Secured Debt, the “Existing Debt”) and holders (the “Shareholders”) of its common shares; and (ii) the holding of the following meetings (a) a meeting (the “Secured Debtholders’ Meeting”) of the Secured Debtholders, (b) a meeting (the “Unsecured Debtholders’ Meeting”) of the Unsecured Debtholders and (c) a meeting (the “Shareholders’ Meeting” and, together with the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting, the “Meetings”) of the Shareholders, in each case, to consider and vote upon the Arrangement to implement the Recapitalization Transaction.

On June 19, 2018, the Debtholders and the Shareholders approved the Arrangement at the Meetings. Following such approval, the Issuer applied to the Court for a Final Order approving the Arrangement. All Debtholders and Shareholders were notified of the hearing by the Information Circular and had the right to appear at such hearing and to present evidence or testimony with respect to the fairness of the Arrangement.

(c)	Court Approval.

On June 26, 2018, the Court entered a Final Order, which, among other things, approved the Arrangement as fair and reasonable, including, but not limited to, the distribution of the Notes. The Court was advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates.

(a)
For purposes of this Application only, as of the date hereof, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer. As disclosed in the Final Order (incorporated by reference herein as Exhibit T3D), a new slate of directors of the Issuer will be appointed in connection with the Recapitalization Transaction.

(b)
As of June 28, 2018, Cinven Capital Management (V) General Partner Limited (“CCMGPL”) and limited partnerships and other entities controlled by or acting jointly with CCMGPL (collectively, “Cinven”) holds voting securities of the Issuer.

Immediately following the completion of the Recapitalization Transaction, (i) one or more funds for which GSO Capital Partners LP or its affiliates acts as investment manager, advisor or sub-advisor (collectively, “GSO”), (ii) one or more funds for which Solus Alternative Asset Management LP or its affiliates acts as investment manager, advisor or sub-advisor (collectively, “Solus”) and (iii) one or more funds for which Bybrook Capital LLP or its affiliates acts as investment manager, advisor or sub-advisor (collectively, “Bybrook”), in each case, will hold voting securities of the Issuer.

As result of their ownership of such voting securities and certain governance agreements entered into or to be entered into, as applicable, by such parties and the Issuer, (i) Cinven is considered to be an affiliate of the Issuer as of June 28, 2018 and (ii) GSO, Solus and Bybrook are expected to be affiliates immediately following the completion of the Recapitalization Transaction.

See Item 5 “Principal Owners of Voting Securities” for the class and percentages of voting securities of the Issuer held by Cinven, GSO, Solus and Bybrook.

In addition, the following is a list of the other affiliates of the Issuer both as of June 28, 2018 and immediately following the completion of the Recapitalization Transaction.

Name	Place of incorporation	Percentage of voting securities owned
Abcur AB (Company No: 556701-3957)	Sweden	100%
ABM Pharma Limited (Registered No: 1647329)	New Zealand	100%
AMCo (Germany) GmbH (Registered No: HRB133043)	Germany	100%
Amdipharm AG (Registered No: CH270.3.013.095-5)	Switzerland	100%
Amdipharm BV (Registered No: 24341987)	Netherlands	100%
Amdipharm Coöperatief U.A. (Registered No: 51903512)	Netherlands	99%[1]
Amdipharm Holdings, S.á R.L. (Registered No: B105086)	Luxembourg	100%
Amdipharm Limited (Registered No: 364596)	Ireland	100%
Amdipharm Marketing Limited (Registered No: 6062056)	United Kingdom	100%
Amdipharm Mercury (Australia) Pty Limited (Company No: 118106684 (ACN))	Australia	100%
Amdipharm Mercury Holdco UK Ltd (Company No: 08189816)	United Kingdom	100%
Amdipharm Mercury (Hong Kong) Limited (Company No: 662544)	Hong Kong	99%[2]
Amdipharm Mercury International Limited (Registered No: 88638)	New Jersey	100%
Amdipharm Mercury Midco UK Ltd (Company No: 08177295)	United Kingdom	100%
Amdipharm Mercury UK Ltd (Company No: 08169596)	United Kingdom	100%
Amdipharm Sales and Marketing Limited (Registered No: 88737)	New Jersey	100%
Amdipharm UK Limited (Registered No: 04606340)	United Kingdom	100%
Boucher & Muir (New Zealand) Limited (Registered No: 1771492)	New Zealand	100%
Boucher & Muir (PNG) Pty Limited (Registered No: 1-30858)	Papua New Guinea	100%
Boucher & Muir Pty Limited (Registered No: 000140474)	Australia	100%[3]
Canberra Analytical Laboratories Pty Limited (Registered No: 060976909)	Australia	100%

1 1% held by Amdipharm Mercury International Limited (Jersey).

2 1% held by Mercury Pharmaceuticals Ltd (England and Wales).

3 88% held by Mercury Pharma Group Limited and 12% held by Concordia International (Australia) Pty Ltd.

Concordia Healthcare (Canada) Limited (Business No: 10441996)	Canada	100%
Concordia Holdings (Jersey) Limited (Registered No: 119695)	New Jersey	100%
Concordia International (Australia) Pty Limited (fka Boucher & Muir (Holdings) Pty Limited) (Registered No: 000688237)	Australia	100%
Concordia International (France), S.á R.L. (fka AMCo France S.á R.L.) (Registered No: 810 882 514 R.C.S. Nanterre)	France	100%
Concordia International (India) Services Private Limited (fka Amdipharm Mercury Services Private Limited) (Company No: U74990MH1999FTC120396 fka 11-120396)	India	99.98%[4]
Concordia International (Italy), S.R.L. (fka AMCo (Italy), S.R.L.) (Registered No: 2055279)	Italy	100%
Concordia International (Netherlands) B.V. (fka Amdipharm International B.V.) (Registered No: 51903792)	Netherlands	100%
Concordia International Rx (Ireland) Limited (fka Mercury Pharma Overseas Limited )* (Company No: 43819)	Ireland	100%
Concordia International Rx (UK) Limited (fka Amdipharm Mercury Company Limited) (Company No: 04678629)	United Kingdom	100%
Concordia Investment Holdings (UK) Limited (Registered No: 09821116)	United Kingdom	100%
Concordia Investments (Jersey) Limited (Registered No: 119697)	New Jersey	100%
Concordia Labs Inc. (Registered No: 5370963)	United States	100%
Concordia Laboratories Inc., S.á R.L. (Registered No: B200376)	Luxembourg	100%
Concordia Pharma (RSA) Pty Limited (fka Amdipharm Mercury RSA Pty Limited) (Registered No: 2014/155659/07)	South Africa	100%

4 0.02% held by Goldshield Healthcare Pvt Ltd (India).

Concordia Pharmaceuticals Inc., S.á R.L. (Registered No: B200344)	Luxembourg	100%
Concordia Pharmaceuticals (US) Inc. (fka Concordia Healthcare USA Inc.) (Registered No: 5319733)	United States	100%
Emerge Medical Pty Limited (Registered No: 090908517)	Australia	100%
Focus Pharmaceuticals Limited (Company No: 04522142)	United Kingdom	100%
Focus Pharma Holdings Limited (Company No: 06317129)	United Kingdom	100%
Goldshield Healthcare Private Limited (Company No: 11-147317)	India	99.99%[5]
Mercury Pharma (Generics) Limited (Company No: 02760679)	United Kingdom	100%
Mercury Pharma Group Ltd (Company No: 02330913)	United Kingdom	100%
Mercury Pharma International Limited * (Company No: 20440)	Ireland	100%
Mercury Pharmaceuticals (Ireland) Limited* (Company No: 325288)	Ireland	100%
Mercury Pharmaceuticals Ltd (Company No: 02619880)	United Kingdom	100%
Mercurypharm Limited (Company No: 241807)	Ireland	100%
Midas Bidco Ltd (Company No: 06883921)	United Kingdom	100%
Pinnacle Biologics B.V. (Registered No: 34291517)	Netherlands	100%
Pinnacle Biologics, Inc. (Registered No: 4470877)	United States	100%
Pinnacle Biopharma India Private Limited (Registered No: 24100MH2013PTC242310)	India	99%[6]
Primegen Limited (Registered No: 09129663)	United Kingdom	100%
Southpac Healthcare Ltd (Registered No: 14775)	Papua New Guinea	50%[7]
Concordia Financing (Jersey) Limited (Registered No: 119696)	Jersey	100%
Compagnie Biologiques Pinnacle (Business No: 1167506378)	Canada	100%

5 0.01% held by Mercury Pharmaceuticals Ltd (England and Wales).

6 1% held by unrelated party.

7 50% held by an unrelated party (Pharmaceutical Supplies and Services (PNG) Ltd.).

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o 5770 Hurontario Street, Suite 310, Mississauga, Ontario, Canada L5R 3G5, and each person’s telephone number is (905) 842-5150.

NAME	TITLE
Graeme Duncan	Chief Executive Officer
Adeel Ahmad	Chief Financial Officer
Guy Clark	Chief Corporate Development Officer
Francesco Tallarico	Chief Legal Officer and Secretary
Karl Belk	Chief Operations Officer
Simon Tucker	President, International Segment
Paul Burden	President, United Kingdom and Ireland Division
Vikram Kamath	Vice President, Finance and Group Controller
Jeridean Young	Vice President, Tax and Treasury
Randy Benson	Director
Douglas Deeth	Director
Rochelle Fuhrmann	Director
Itzhak Krinsky	Director
Francis (Frank) Perier, Jr.	Director
Patrick Vink	Director

As disclosed in the Information Circular (incorporated by reference herein as Exhibit T3E), a new slate of directors of the Issuer will be appointed in connection with the Recapitalization Transaction.

5.	Principal Owners of Voting Securities.

The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of June 28, 2018:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Cinven(1)	Common Shares	7,233,338(2)	14.1%(2)

(1)	The mailing address of Cinven is East Wing, Trafalgar Court Les Banques, St Peter Port Guernsey, GY1 3PP.

(2)	Based on a report generated using the System for Electronic Disclosure by Insiders (SEDI).

The Issuer furnishes the following information as to each person expected to own 10% or more of the voting securities of the Issuer as of immediately following the completion of the Recapitalization Transaction:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	PERCENTAGE OF VOTING SECURITIES TO BE OWNED
GSO(1)	Class A Special Shares and Limited Voting Shares	35.7%
Solus(1)	Class B Special Shares and Limited Voting Shares	17.2%
Bybrook(1)	Limited Voting Shares	14.0%

(1)
The complete mailing address of (i) GSO is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154, (ii) Solus is 410 Park Aveune, 11th Floor, New York, NY 10022, Attention: compliance@soluslp.com and (iii) Bybrook is c/o Bybrook Capital LLP, Pollen House, 10-12 Cork Street, London W1S 3NP.

UNDERWRITERS

6.	Underwriters.

(a)
The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of securities of the Issuer which are outstanding on the date of filing this Application:

Underwriter’s Name and Mailing Address	Security Underwritten
Goldman, Sachs & Co. LLC (f/k/a Goldman, Sachs & Co.) 200 West Street, 29th Floor New York, New York 10282	9.000% First Lien Senior Secured Notes due 2022 9.500% Senior Notes due 2022 8,000,000 Common Shares
Credit Suisse Securities (USA) LLC 11 Madison Avenue, 24th Floor New York, New York 10010	9.500% Senior Notes due 2022 8,000,000 Common Shares
Jefferies LLC 520 Madison Avenue, 10th Floor New York, New York 10022	9.500% Senior Notes due 2022 8,000,000 Common Shares
RBC Capital Markets, LLC 200 Vesey Street 3 World Financial Center, 8th Floor New York, New York 10281	9.500% Senior Notes due 2022 8,000,000 Common Shares

(b)	There are no underwriters of the securities proposed to be offered in the Recapitalization Transaction.

CAPITAL SECURITIES

7.	Capitalization.

(a)	As of June 28, 2018, the Issuer had the following capitalization:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	Unlimited	51,283,800
9.000% First Lien Senior Secured Notes due 2022	$350,000,000	$350,000,000
9.500% Senior Notes due 2022	$790,000,000	$790,000,000
7.000% Senior Notes due 2023	$735,000,000	$735,000,000

(b)	Holders of the Issuer’s common shares are entitled to one vote for each common share registered in such Holder’s name.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, among the Issuer, the guarantors specified below, and GLAS Trust Company LLC (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the Form of Indenture relating to the Notes filed as Exhibit T3C hereto. Unless otherwise specified herein, all capitalized and otherwise undefined terms in this section shall have the meanings ascribed to them in the Indenture.

(a)	Event of Default

Each of the following constitutes an event of default under the Indenture:

(1)	default in the payment of principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2)	default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)
except as permitted under the Indenture, any Note Guarantee of any Significant Subsidiary required to be a Guarantor pursuant to the Indenture (or any group of Restricted Subsidiaries required to be Guarantors pursuant to the Indenture that, taken together, would constitute a Significant Subsidiary) shall for any reason cease to be, or it shall be asserted by any such Guarantor or the Issuer not to be, in full force and effect and enforceable in accordance with its terms;

(4)
default in the performance, or breach, of any covenant or agreement of the Issuer or any Guarantor in the Indenture or any of the Collateral Documents (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in clause (1), (2) or (3) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5)
a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Issuer or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $50 million (or its foreign currency equivalent), whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least $50 million (or its foreign currency equivalent) on such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(6)
the entry against the Issuer or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $50 million (or its foreign currency equivalent), by a court or courts of competent jurisdiction, which judgment or judgments are not covered by insurance and remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

(7)
the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, other than in connection with solvent reconstructions or reorganizations otherwise permitted under the Indenture, pursuant to or within the meaning of any Bankruptcy Law:

(A)	commences proceedings to be adjudicated bankrupt or insolvent;

(B)
consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition, application or answer or consent seeking an arrangement of debt, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), liquidation, dissolution, examinership, winding-up or relief under applicable Bankruptcy Law (including the making of a proposal or the filing of a notice of intention to make a proposal);

(C)
applies for or consents to the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, administrative receiver, administrator, compulsory manager, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property and assets;

(D)	makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(E)	generally is not paying its debts as they become due or admits in writing its inability to pay its debts when due;

(F)
commences any proceedings in relation to any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act; or

(G)	takes any corporate action in furtherance of any such actions in this clause (7);

(8)
an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed with a court of competent jurisdiction under any Bankruptcy Law that seeks:

(A)	to adjudicate the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, bankrupt or insolvent;

(B)
the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, assignee, administrative receiver, administrator, compulsory manager, trustee, sequestrator or other similar official for the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property and assets of the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(C)
the liquidation, administration, dissolution, examinership, readjustment of debt, reorganization or winding-up of the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(D)
any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act in respect of any Swedish Guarantor;

(E)
and such case, proceeding, petition, application or other process shall continue undismissed and unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(9)
any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor not to be a legal, valid and binding obligation of such party thereto or any security interest purported to be created by any Collateral Document relating to a material portion of the Collateral with a Fair Market Value in excess of $50 million shall cease to be, or shall be asserted in writing by the Issuer or a Guarantor not to be, a valid and perfected security interest (having the priority required by the Indenture or the relevant Collateral Document and subject to such limitations and restrictions as are set forth in the Indenture or the Collateral Documents).

If an Event of Default arising from certain events of bankruptcy or insolvency occurs with respect to the Issuer, and is continuing, the principal of, premium, if any, and accrued and paid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. If any other Event of Default occurs and is continuing, the Trustee by written notice to the Issuer, specifying the Event of Default, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes by written notice to the Issuer and the Trustee, may, and the Trustee at the written request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if: (1) the default triggering such Event of Default pursuant to clause (5) above shall be remedied or cured by the Issuer or any of its Restricted Subsidiaries or waived by the holders of the relevant Debt within 20 Business Days after the declaration of acceleration with respect thereto; and (2) (A) the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of principal, premium, if any, or interest, if any, due on the Notes and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or the Collateral Agent or for exercising any trust or power conferred on the Trustee or the Collateral Agent. However, the Trustee or the Collateral Agent may refuse to follow any direction that conflicts with applicable law or the Indenture, the Notes or any Note Guarantee, or that the Trustee or the Collateral Agent determines in good faith is unduly prejudicial to the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such direction is unduly prejudicial to any such other Holder) or that would involve the Trustee or the Collateral Agent in personal liability or expense for which the Trustee or the Collateral Agent, as applicable, has not been offered an indemnity satisfactory to it.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest, if any, on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

The Required Consenting Holders may on behalf of the Holders of all Notes waive any past Default or Event of Default and its consequences except a Default or Event of Default in any payment in respect of the principal of (or premium, if any) or interest on any Notes or  in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

(b)	Authentication and Delivery of the Notes and Application of Proceeds.

At least one Authorized Officer shall execute the Notes on behalf of the Issuer by manual or facsimile signature.

If an Authorized Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided in the Indenture by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture.

The Trustee shall, upon receipt of an Authentication Order from the Issuer, authenticate and deliver the Notes in an initial aggregate principal amount up to $300 million and in an aggregate principal amount specified in an Authentication Order from the Issuer for any Additional Notes issued.

The Issuer will not receive any proceeds from the issuance of the Notes.

(c)	Release of Property Subject to Liens

The Liens securing the Notes will be automatically released, and the Trustee (subject to its receipt of an Officer’s Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Agent to execute, as applicable, the same at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(i)          in whole upon:

(A)          payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other Obligations under the Indenture, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B)           satisfaction and discharge of the Indenture as set forth under Article 11 of the Indenture; or

(C)           a Legal Defeasance or Covenant Defeasance of the Indenture as set forth under Article 8 of the Indenture;

(ii)          in whole or in part, with the consent of Holders of the Notes in accordance with Article 9 of the Indenture;

(iii)         in part, as to any asset constituting Collateral:

(A)          that is sold or otherwise disposed of:

I.          by any Grantor to any Person that is not a Grantor organized in the same jurisdiction in a transaction permitted under Section 4.10 of the Indenture; provided that in the event of a transfer of assets from a Grantor to another Grantor organized in a different jurisdiction, the Trustee shall release, or instruct the Collateral Agent to release, such Lien if such transferee Grantor takes all actions reasonably necessary to grant a Lien in such transferred assets to the Collateral Agent (to the extent required by the Indenture and the Collateral Documents)),

II.         to the extent that such Collateral is released or no longer required to be pledged pursuant to the terms of the Credit Facility Documents then in effect (other than in connection with the repayment in full of the First Priority Credit Obligations), or

III.        in connection with the taking of an enforcement action by the Applicable Authorized Representative in respect of the First Priority Credit Obligations in accordance with the Intercreditor Agreement,

(B)          that is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee, concurrently with the release of such Note Guarantee,

(C)          that becomes Excluded Property, or

(D)          that is otherwise released in accordance with the applicable provisions of the Collateral Documents and the Intercreditor Agreement, but subject to any restrictions thereon set forth in the Indenture or the Intercreditor Agreement;

With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture and the Collateral Documents and the Intercreditor Agreement, as applicable, to such release have been met and that it is proper for the Trustee or Collateral Agent to execute and deliver the documents requested by the Issuer in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Issuer, the Trustee shall, or shall cause the Collateral Agent to, execute, deliver or acknowledge (at the Issuer’s expense) such instruments or releases to evidence the release and discharge of any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents or the Intercreditor Agreement.  Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Collateral Document or in the Intercreditor Agreement to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel.

At any time when an Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Collateral Documents shall be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.

Notwithstanding anything to the contrary contained in the Indenture or in any other Note Document (other than release of security at the direction of the Holders pursuant to Section 9.02(b) of the Indenture), the release of any perfected Lien (or Lien purported to be perfected) over assets subject to any Swedish Security Agreement will at all times be subject to the prior written consent of the Collateral Agent (in its sole discretion), unless the assets to be released are disposed of at Fair Market Value and the proceeds are paid directly to the Collateral Agent towards discharge of the First Priority Notes Obligations (or are paid by the recipient into a blocked account held with the Collateral Agent).  The Trustee and each of the Holders authorize the Collateral Agent to release such Swedish Transaction Security in accordance with Section 12.03(d) of the Indenture.

(d)	Satisfaction and Discharge

The Issuer and the Guarantors may terminate their respective obligations under the Indenture and the Collateral Documents, and the Indenture and the Collateral Documents will cease to be of further effect as to all Notes, when:

(1)	either:

(A)          all Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation; or

(B)          all Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee immediately available funds or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest, if any, to the Stated Maturity or redemption date;

(2)	the Issuer has paid or caused to be paid all other sums then due and payable under the Indenture by the Issuer;

(3)
the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound; and

(4)
the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee and the Collateral Agent, on an annual basis at the same time as the Issuer furnishes its annual financial information under Section 4.03(a)(1) of the Indenture, an Officer’s Certificate stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Officer with a view to determining whether the Issuer and each Guarantor have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to such Authorized Officer signing such certificate, that to the best of his or her knowledge, the Issuer and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuer and each Guarantor are taking or propose to take with respect thereto).

When any Default has occurred and is continuing under the Indenture, or if the Trustee or the holder of any other evidence of Debt of the Issuer or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Issuer shall promptly (which shall be no more than 10 Business Days following the date on which the Issuer becomes aware of such Default, receives such notice or becomes aware of such action, as applicable) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Issuer is taking or proposes to take with respect thereto.

9.	Other Obligors.

The Notes are issued by the Issuer and guaranteed by certain of its subsidiaries as set forth below. The mailing address for each Guarantor is c/o 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3GR.

Subsidiary Guarantors:

1.	Amdipharm B.V.;

2.	Concordia Laboratories Inc.;

3.	Concordia Pharmaceuticals Inc.;

4.	Amdipharm Holdings Sarl;

5.	Concordia Financing (Jersey) Limited;

6.	Concordia Investments (Jersey) Limited;

7.	Amdipharm Mercury International Limited;

8.	Concordia Holdings (Jersey) Limited;

9.	Concordia Investment Holdings (UK) Limited;

10.	Mercury Pharma Group Limited;

11.	Focus Pharma Holdings Limited;

12.	Mercury Pharma (Generics) Limited;

13.	Mercury Pharmaceuticals Limited;

14.	Focus Pharmaceuticals Limited;

15.	Amdipharm Mercury Holdco UK Limited;

16.	Amdipharm Mercury UK Ltd.;

17.	Concordia International RX (UK) Limited;

18.	Abcur AB;

19.	Mercury Pharmaceuticals (Ireland) Limited;

20.	Mercury Pharma International Limited;

21.	Amdipharm Limited;

22.	Amdipharm AG; and

23.	Primegen Limited.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(A)        Pages numbered 1 to 20, consecutively;

The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)           Exhibit T3A.1 — Certificate and Articles of Incorporation of Concordia International Corp. (f/k/a Mercari Acquisition Corp.) dated January 20, 2010 (incorporated by reference to the Annual Report on Form 20-F of Concordia International Corp. for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018).

(ii)          Exhibit T3A.2 — Certificate and Articles of Continuance dated June 22, 2018 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Concordia International Corp., filed with the Commission on June 26, 2018).

(iii)         Exhibit T3B — Bylaw No. 1 of Mercari Acquisition Corp. (f/k/a Mercari Acquisition Corp.) dated January 21, 2010 and Bylaw No. 2 of Concordia International Corp. (incorporated by reference to the Annual Report on Form 20-F of Concordia International Corp. for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018).

(iv)        Exhibit T3C — Form of Indenture relating to the Notes.

(v)         Exhibit T3D — Final Order of the Court.

(vi)        Exhibit T3E — Management Information Circular, dated as of May 15, 2018 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Concordia International Corp., filed with the Commission on May 18, 2018).

(vii)       Exhibit T3F — Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act.

(viii)      Exhibit 25.1 — Form T-1 Qualifying GLAS Trust Company LLC as Trustee under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Concordia International Corp., a corporation continued under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Mumbai, India, on July 11, 2018.

(SEAL)

CONCORDIA INTERNATIONAL CORP.

By:	/s/ Adeel Ahmad
Name: Adeel Ahmad
Title: Chief Financial Officer

Attested By:	/s/ Vikram Kamath
Name: Vikram Kamath
Title: Vice President, Financial and Group Controller

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3A.1
Certificate and Articles of Incorporation of Concordia International Corp. (f/k/a Mercari Acquisition Corp.) dated January 20, 2010 (incorporated by reference to the Annual Report on Form 20-F of Concordia International Corp. for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018).

Exhibit T3A.2
Certificate and Articles of Continuance dated June 22, 2018 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Concordia International Corp., filed with the Commission on June 26, 2018).

Exhibit T3B
Bylaw No. 1 of Concordia International Corp. (f/k/a Mercari Acquisition Corp.) dated January 21, 2010 and Bylaw No. 2 of Concordia International Corp. (incorporated by reference to the Annual Report on Form 20-F of Concordia International Corp. for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018).

Exhibit T3C	Form of Indenture relating to the Notes.
Exhibit T3D	Final Order of the Court.
Exhibit T3E
Management Information Circular, dated as of May 15, 2018 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Concordia International Corp., filed with the Commission on May 18, 2018).

Exhibit T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act.
Exhibit 25.1	Form T-1 Qualifying GLAS Trust Company LLC as Trustee under the Indenture to be Qualified.